UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             McLeodUSA Incorporated
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   582266 10 2
                                 (CUSIP Number)

                                Edward M. Gleason
                          Interstate Energy Corporation
              222 West Washington Avenue, Madison, Wisconsin 53703
                                 (608) 252-3311
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 21, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

                           Exhibit Index is on Page 19

---------------------------                             ------------------------
   CUSIP No. 582266 10 2                                    Page 2 of 19 Pages
---------------------------                             ------------------------

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interstate Energy Corporation
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

                      00 (See Item 3)
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Wisconsin
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
          NUMBER OF
                                             0
           SHARES             --------------------------------------------------
                                  8    SHARED VOTING POWER
        BENEFICIALLY
                                            10,323,288 (See Item 5)
          OWNED BY
                              --------------------------------------------------
            EACH                  9    SOLE DISPOSITIVE POWER

          REPORTING                               0

           PERSON             --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
            WITH
                                            10,323,288 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,323,288 (See Item 5)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

           Not Applicable

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.99%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
   CUSIP No. 582266 10 2                                    Page 3 of 19 Pages
---------------------------                             ------------------------

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Alliant Industries, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

               Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Wisconsin
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
          NUMBER OF
                                                0
           SHARES             --------------------------------------------------
                                  8    SHARED VOTING POWER
        BENEFICIALLY
                                                10,278,288 (See Item 5)
          OWNED BY
                              --------------------------------------------------
            EACH                  9    SOLE DISPOSITIVE POWER

          REPORTING                             0

           PERSON             --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
            WITH
                                                10,278,288 (See Item 5)

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,278,288 (See Item 5)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

               Not Applicable

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.92%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

               CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
   CUSIP No. 582266 10 2                                    Page 4 of 19 Pages
---------------------------                             ------------------------

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               IES Investments Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

               Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

               Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa
--------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
          NUMBER OF
                                                     0
           SHARES             --------------------------------------------------
                                  8         SHARED VOTING POWER
        BENEFICIALLY
                                                     10,278,288 (See Item 5)
          OWNED BY
                              --------------------------------------------------
            EACH                  9         SOLE DISPOSITIVE POWER

          REPORTING                                  0

           PERSON             --------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
            WITH
                                                     10,278,288 (See Item 5)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,278,288 (See Item 5)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

               Not Applicable

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.92%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

               CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                             ------------------------
   CUSIP No. 582266 10 2                                    Page 5 of 19 Pages
---------------------------                             ------------------------

================================================================================
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Interstate Power Company
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                        (b)  |X|

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

               Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|

               Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
          NUMBER OF
                                                0
           SHARES             --------------------------------------------------
                                  8    SHARED VOTING POWER
        BENEFICIALLY
                                                45,000 (See Item 5)
          OWNED BY
                              --------------------------------------------------
            EACH                  9    SOLE DISPOSITIVE POWER

          REPORTING                             0

           PERSON             --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
            WITH
                                                45,000 (See Item 5)

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               45,000 (See Item 5)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

               Not Applicable

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .07%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

               CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement relates to the Class A Common Stock, $.01 par value, of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street SW, P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Item 2.  Identity and Background

         This statement is filed on behalf of the following entities:

         (1) Interstate Energy Corporation, a Wisconsin corporation formerly known as WPL Holdings, Inc. ("IEC"), whose principal executive offices are located at 222 West Washington Avenue, Madison, Wisconsin 53703. IEC is a registered public utility holding company with both utility (including electric and natural gas) and nonutility (including energy-related, transportation and real estate development) businesses.

         (2) Alliant Industries, Inc., a Wisconsin corporation and wholly-owned subsidiary of IEC ("Alliant"), whose principal executive offices are located at 222 West Washington Avenue, Madison, Wisconsin 53703. Alliant is the holding company for all nonutility businesses of IEC. Alliant's subsidiaries are engaged in business development in environmental and engineering services, affordable housing and energy services and energy-related, transportation and real estate development businesses.

         (3) IES Investments Inc., an Iowa corporation and direct wholly-owned subsidiary of Alliant and indirect wholly-owned subsidiary of IEC ("IES Investments"), whose principal executive offices are located at Alliant Tower, 200 First Street, S.E., Cedar Rapids, Iowa 52401. The principal business of IES Investments is to invest in, develop and/or manage investment and financial business ventures.

         (4) Interstate Power Company, a Delaware corporation and subsidiary of IEC ("IPC"), whose principal executive offices are located at 1000 Main Street, P.O. Box 769, Dubuque, Iowa 52004. IPC is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. IPC also engages in the distribution and sale of natural gas.

         (a)-(c) and (f) The name, business address, present principal occupation or employment, citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of IEC, Alliant, IES Investments and IPC, respectively, is set forth below.

INTERSTATE ENERGY CORPORATION (IEC)

         Each of the directors and executive officers of IEC is a citizen of the United States of America. The business address of each of the directors and executive officers of IEC is 222 West Washington Avenue, Madison, Wisconsin 53703, except as otherwise indicated.

      Name/Address                               Title
      ------------                              ------

Executive Officers

    Erroll B. Davis, Jr.              President and Chief Executive Officer

    William D. Harvey                 Executive Vice President-Generation

    Thomas M. Walker                  Executive Vice President and Chief
                                      Financial Officer

    Michael R. Chase                  Executive Vice President-Corporate
    1000 Main Street                  Services
    P.O. Box 769
    Dubuque, Iowa  52004

    James E. Hoffman                  Executive Vice President-Business
    Alliant Tower                     Development
    200 First Street, S.E.
    Cedar Rapids, IA  52401

    Eliot G. Protsch                  Executive Vice President-Energy Delivery
    Alliant Tower
    200 First Street, S.E.
    Cedar Rapids, IA  52401

    Barbara J. Swan                   Executive Vice President and General
                                      Counsel

    Pamela J. Wegner                  Executive Vice President-Corporate
                                      Services

    John E. Ebright                   Vice President-Controller

    Edward M. Gleason                 Vice President-Treasurer and Corporate
                                      Secretary

Directors

    Alan B. Arends                    Chairman of the Board of Directors of
    P.O. Box 1206                     Alliance Benefit Group Financial Services
    Albert Lea, MN  56007             Corp., an employee benefits company

    Erroll B. Davis, Jr.              President and Chief Executive Officer of
                                      IEC

    Rockne G. Flowers                 Chief Executive officer of Nelson
    P.O. Box 600                      Industries, Inc., a muffler filler,
    Stoughton, WI  53589              industrial silencer, and active sound and
                                      vibration control technology and
                                      manufacturing firm

      Name/Address                               Title
      ------------                              ------

    Joyce L. Hanes                    Director and Chairman of Midwest
    15936 310th Street                Wholesale Inc.
    Mason City, IA  50401

    Lee Liu                           Chairman of the Board of IEC
    Alliant Tower
    200 First Street, S.E.
    Cedar Rapids, IA  52401

    Katharine C. Lyall                President, University of Wisconsin
    University of Wisconsin System    System, Madison, Wisconsin
    1720 Van Hise Hall
    1220 Linden Drive
    Madison, WI  53706

    Arnold M. Nemirow                 Chairman, President and Chief Executive
    P.O. Box 1028                     Officer of Bowater, Inc., a pulp and
    Greenville, SC  29602             paper manufacturer.

    Milton E. Neshek                  Special Consultant to the Kikkoman
    1335 Geneva National Avenue,      Corporation, and General Counsel,
       North                          Secretary and Manager, New Market
    Lake Geneva, WI  53147            Development, Kikkoman Foods, Inc., a
                                      food products manufacturer

    Jack R. Newman                    Partner of Morgan, Lewis & Bockius, an
    Morgan, Lewis & Bockius           international law firm
    1800 M Street NW
    Washington, DC  20036

    Judith D. Pyle                    Vice Chair of The Pyle Group, a
    The Pyle Group                    financial services company
    3500 Corben Court
    Madison, WI  53704

    Robert D. Ray                     Retired President and Chief Executive
    300 Walnut Street                 Officer of IASD Health Services Inc., an
    Suite 807                         insurance firm
    Des Moines, IA  50309

    David Q. Reed                     Independent practitioner of law
    Mark Twain Tower
    Suite 1210
    106 West 11th Street
    Kansas City, Missouri  64105

      Name/Address                               Title
      ------------                              ------

    Robert W. Schlutz                 President of Schlutz Enterprises, a
    Schlutz Enterprises               diversified farming and retailing business
    14812 N. Avenue
    P.O. Box 269
    Columbus Junction, Iowa  52738

    Wayne H. Stoppelmoor              Vice Chairman of the Board of IEC
    1000 Main Street
    P.O. Box 769
    Dubuque, IA  52004

    Anthony R. Weiler                 Senior Vice President, Merchandising,
    Heilig-Meyers Company             for Heilig-Meyers Company, a national
    12560 West Creek Parkway          furniture retailer
    Richmond, Virginia  23230


ALLIANT INDUSTRIES, INC. (ALLIANT)

         Each of the directors and executive officers of Alliant is a citizen of the United States of America. The business address of each of the directors and executives officers of Alliant is 222 West Washington Avenue, Madison, Wisconsin 53703, except as otherwise indicated.

      Name/Address                               Title
      ------------                              ------

Executive Officers

    Erroll B. Davis, Jr.              Chief Executive Officer

    James E. Hoffman                  President
    Alliant Tower
    200 First Street, S.E.
    Cedar Rapids, IA  52401

    Claire Fulenwider                 Vice President-Business Development &
                                      Planning

    Thomas L. Aller                   Vice President
    Alliant Tower
    200 First Street, S.E.
    Cedar Rapids, IA  52401

    John E. Ebright                   Vice President-Controller

    Edward M. Gleason                 Vice President-Treasurer & Corporate
                                      Secretary

      Name/Address                               Title
      ------------                              ------

Directors

    The directors of Alliant are the
    same  as  the  directors  of IEC
    (see above).


IES INVESTMENTS INC. (IES INVESTMENTS)

         Each of the directors and executive officers of IES Investments is a citizen of the United States of America. The business address of each of the directors and executive officers of IES Investments is Alliant Tower, 200 First Street, S.E., Cedar Rapids, IA 52401, except as otherwise indicated.

      Name/Address                               Title
      ------------                              ------

Executive Officers

    James E. Hoffman                  President

    Thomas L. Aller                   Vice President

    Edward M. Gleason                 Treasurer and Secretary
    222 West Washington Avenue
    Madison, WI  53703

Directors

    Erroll B. Davis, Jr.              President and Chief Executive Officer of
    222 West Washington Avenue        IEC
    Madison, WI  53703

    James E. Hoffman                  President of IES Investments

    Thomas L. Aller                   Vice President of IES Investments



INTERSTATE POWER COMPANY (IPC)

         Each of the directors and executive officers of IPC is a citizen of the United States of America. The business address of each of the directors and executive officers of IPC is 1000 Main Street, P.O. Box 769, Dubuque, IA 52004, except as otherwise indicated.

      Name/Address                               Title
      ------------                              ------

Executive Officers

    Erroll B. Davis, Jr.              Chief Executive Officer
    222 West Washington Avenue
    Madison, WI  53703

    Michael R. Chase                  President

    Barbara J. Swan                   Executive Vice President and General
    222 West Washington Avenue        Counsel
    Madison, WI  53703

    Pamela J. Wegner                  Executive Vice President-Corporate
    222 West Washington Avenue        Secretary
    Madison, WI  53703

    Dean E. Ekstrom                   Vice President-Sales and Services
    Alliant Tower
    200 First Street, S.E.
    Cedar Rapids, IA  52401

    Dale R. Sharp                     Vice President Engineering & Standards

    John E. Ebright                   Vice President-Controller
    222 West Washington Avenue
    Madison, WI  53703

    Edward M. Gleason                 Vice President-Treasurer & Corporate
    222 West Washington Avenue        Secretary
    Madison, WI  53703

Directors

    The  directors  of IPC  are  the
    same  as  the  directors  of IEC
    (see above).


         (d)-(e)  During  the  last  five  years  neither  IEC,   Alliant,   IES
Investments nor IPC and, to the best of their knowledge, none of their respective executive officers and directors named above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On April 21, 1998, the three-way business combination (the "Merger") between WPL Holdings, Inc., a holding company incorporated under the laws of the State of Wisconsin ("WPLH"), IES Industries Inc., a holding company incorporated under the laws of the State of Iowa ("IES Industries"), and IPC, was consummated in accordance with the terms of an Agreement and Plan of Merger, dated as of November 10, 1996 (as amended on May 22, 1996 and August 16, 1996) by and among WPLH, IES Industries and IPC, among others. In the Merger, WPLH, as the surviving holding company, changed its name to Interstate Energy Corporation and is currently doing business as Alliant Corporation. IEC is now the parent holding company of Wisconsin Power and Light Company, IES Utilities Inc., IPC and Alliant. Following the Merger, IES Investments, which prior to the Merger was an indirect wholly-owned subsidiary of IES Industries, continued as an indirect wholly-owned subsidiary of IEC as the surviving holding company. As a result of the Merger, IEC may be deemed to beneficially own the shares of the Company's Class A Common Stock held by IPC and IES Investments. IPC and IES Investments continue as the record holders of such shares following the Merger.

Item 4.  Purpose of Transaction

         Shares of the Company's Class A Common Stock were acquired by IEC as a result of the Merger. IES Investments and IPC acquired the shares for investment purposes. The acquisitions were made prior to and not in connection with the Merger.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) As of October 31, 1998, IES Investments beneficially owned 10,278,288 shares of the Company's Class A Common Stock, which represents approximately 15.92% of the outstanding shares of the Company's Class A Common Stock. Alliant, as the direct parent corporation of IES Investments, may be deemed to beneficially own the shares of the Company's Class A Common Stock beneficially owned by IES Investments.

         As of October 31, 1998, IPC beneficially owned 45,000 shares of the Company's Class A Common Stock, which represents approximately .07% of the outstanding shares of the Company's Class A Common Stock.

         IEC, as the parent holding company of IES Investments and IPC, may be deemed to beneficially own the shares of the Company's Class A Common Stock beneficially owned by IES Investments and IPC, all of which constitutes 10,323,288 shares of the Company's Class A Common Stock (approximately 15.99% of the outstanding shares of the Company's Class A Common Stock).

         Each of the executive officers and directors of IEC, Alliant, IES Investments and IPC beneficially owns the aggregate number of shares of the Company's Class A Common Stock set forth below after his or her name. Except as indicated in the footnotes, the persons listed below have sole voting and investment power over the shares beneficially owned. The shares held by each of the persons listed below represent less than 0.10% of the outstanding shares of the Company's Class A Common Stock.

                                              Number of Shares of Class A
                Name                       Common Stock Beneficially Owned
                ----                       -------------------------------

Thomas L. Aller                                           1,825(1)
Alan B. Arends                                              200
Michael R. Chase                                            500
Erroll B. Davis, Jr.                                      1,000
John E. Ebright                                           1,100(2)
Dean E. Ekstrom                                               0
Rockne G. Flowers                                             0
Claire Fulenwider                                             0
Edward M. Gleason                                             0
Joyce L. Hanes                                                0
William D. Harvey                                             0
James E. Hoffman                                            250
Lee Liu                                                  46,575(3)
Katharine C. Lyall                                            0
Arnold M. Nemirow                                             0
Milton E. Neshek                                              0
Jack R. Newman                                            1,291(4)
Eliot G. Protsch                                            500
Judith D. Pyle                                                0
Robert D. Ray                                             1,000
David Q. Reed                                               600
Robert W. Schlutz                                         5,050
Dale R. Sharp                                                 0
Wayne H. Stoppelmoor                                        500
Barbara J. Swan                                               0
Thomas M. Walker                                              0
Pamela Wegner                                                 0
Anthony R. Weiler                                             0
--------------------
(1) Includes 475 shares held by Mr. Aller's wife and 200 shares held by his daughter.
(2)  Represents shares held by Mr. Ebright's wife.
(3) Includes 7,200 shares held by Mr. Liu's wife and options to acquire 34,375 shares.
(4)  Includes 41 shares held by Mr. Newman's wife.


         (c) See Item 4. Except as provided in Item 4, to the reporting persons' knowledge, none of the persons named in response to Item 5(a) have effected any transactions in shares of the Company's Class A Common Stock during the past sixty days.

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         IES Investments, Clark E. McLeod and Mary E. McLeod, Midwest Capital Group, Inc. and MWR Investments Inc. (collectively, the "Investor Stockholders") and the Company have, with respect to the respective shares of capital stock owned by each such Investor Stockholder, entered into an investment agreement, as amended (the "Investor Agreement"), effective as of June 10, 1996, which provides that each Investor Stockholder, for so long as each Investor Stockholder owns at least 10% of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Investor Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at nine directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES Investments (for so long as IES Investments owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by Midwest Capital Group, Inc. (for so long as Midwest Capital Group, Inc. owns at least 10% of the outstanding capital stock of the Company); (iv) cause to be elected to the Board of Directors of the Company three directors who are executive offices of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary
E. McLeod own at least 10% of the outstanding capital stock of the Company); and
(v) cause to be elected to the Board of Directors of the Company four independent directors nominated by the Board of Directors of the Company (subject to certain exceptions).

         On June 14, 1997, certain shareholders of Consolidated Communications Inc. ("CCI") (collectively, the "CCI Shareholders"), the Company and the Investor Stockholders entered into a Stockholders' Agreement (as amended, the "1997 Stockholders' Agreement"), which became effective on September 24, 1997. Pursuant to the 1997 Stockholders' Agreement, which amends and restates certain agreements contained in the Investor Agreement among the parties thereto, each Investor Stockholder and the CCI Shareholders, for so long as each such party owns at least 10% of the outstanding Class A Common Stock, shall, for a period of three years after the effective date of the 1997 Stockholders' Agreement (subject to certain exceptions), vote such party's shares and take all action within its power to (i) establish the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by IES (for so long as IES owns at least 10% of the outstanding Class A Common Stock);
(iii) cause to be elected to the Board one director designated by MidAmerican (for so long as MidAmerican owns at least 10% of the outstanding Class A Common Stock); (iv) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively own at least 10% of the Class A Common Stock); (v) cause Richard A. Lumpkin to be elected to the Board (for so long as the CCI Shareholders collectively own at least 10% of the outstanding Class A Common Stock); and (vi) cause to be elected to the Board four non-employee directors nominated by the Board. The 1997 Stockholders' Agreement also provides that, until the earlier of the first anniversary of the effective date of the 1997 Stockholders' Agreement or March 31, 1999, and subject to certain exceptions, no Investor Stockholder or CCI Shareholder will sell or otherwise dispose of any equity securities of the Company without the consent of the Board. In addition, the 1997 Stockholders' Agreement provides that if the Company grants any Investor Stockholder or CCI Shareholder the opportunity to register equity securities of the Company under the Securities Act of 1933, the Company will grant all other Investor Stockholders and CCI Shareholders the same opportunity to register their pro rata portion of the Company equity securities owned by them. The other operative provisions of the Investor Agreement remain unchanged in the 1997 Stockholders' Agreement.

         On November 18, 1998, the former CCI Shareholders and certain permitted transferees of such shareholders (collectively, the "Former CCI Shareholders"), the Company, IES Investments, Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin, entered into a Stockholders' Agreement (the "1998 Stockholders' Agreement"), which supersedes, as provided therein, the 1997 Stockholders' Agreement. Pursuant to the 1998 Stockholders' Agreement, IES Investments, Clark
E. McLeod, Mary E. McLeod and Richard A. Lumpkin (collectively, the "Principal Stockholders"), for so long as each such party owns at least 4,000,000 shares of the Class A Common Stock, shall, for the period ending on December 31, 2001, vote such party's shares and take all action within its power to (i) establish the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by IES (for so long as IES owns at least 4,000,000 shares of the Class A Common Stock); (iii) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (iv) cause Richard A. Lumpkin to be elected to the Board (for so long as the Former CCI Shareholders and Richard A. Lumpkin collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (v) cause to be elected to the Board a director nominated by the Board to replace a director designated by a Principal Stockholder, as provided above, because the director no longer can or will serve as a director; and (vi) cause to be elected to the Board up to six non-employee directors nominated by the Board. The 1998 Stockholders' Agreement provides that until December 31, 2001, IES and its affiliates will not directly or indirectly acquire any Company securities, except as permitted by the 1998 Stockholders' Agreement. The 1998 Stockholders' Agreement further provides that, until December 31, 2001, and subject to certain exceptions, no Principal Stockholder will sell or otherwise dispose of any equity securities of the Company without the consent of the Board. In addition, the Stockholders' Agreement provides that if the Company grants any Principal Stockholder the opportunity to register equity securities of the Company under the Securities Act of 1933, the Company will grant all other Principal Stockholders the same opportunity to register their pro rata portion of the Company equity securities owned by them. Certain sections of the 1997 Stockholders' Agreement are superseded on the terms contemplated in the 1998 Stockholders' Agreement.

         On January 7, 1999, the former CCI Shareholders and certain permitted transferees of such shareholders (collectively, the "Former CCI Shareholders"), the Company, IES Investments, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin and M/C Investors LLC and Media/Communications Partners III Limited Partnership (collectively, the "New Stockholders"), entered into a Stockholders' Agreement (the "1999 Stockholders' Agreement"). IES Investments, the McLeods, Lumpkin and the Former CCI Shareholders are referred to collectively as the "1998 Stockholders." Pursuant to the 1999 Stockholders' Agreement, each 1998 Stockholder, for so long as each such party owns at least 4,000,000 shares of the Class A Common Stock, shall, for the period ending on December 31, 2001, vote such party's shares and take all action within its power to (i) establish the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by the New Stockholders (for so long as the New Stockholders own at least 2,500,000 shares of the Class A Common Stock); (iii) cause to be elected to the Board a director nominated by the Board to replace a director designated by the New Stockholders, as provided above; (iv) establish and maintain the size of the Board at up to eleven directors; and (v) cause to be elected to the Board up to five non-employee directors nominated by the Board. Pursuant to the 1999 Agreement, the New Stockholders, for so long as they collectively and continuously own at least 2,500,000 shares of Class A Common Stock, shall, for the period ending on December 31, 2001, vote their shares and take all action with their power to (i) establish and maintain the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by IES Investments (for so long as IES Investments owns at least 4,000,000 shares of Class A Common Stock); (iii) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (iv) cause Richard A. Lumpkin to be elected to the Board (for so long as the Former CCI Shareholders and Richard A. Lumpkin collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (v) cause to be elected to the Board a director nominated by the Board to replace a director designated by a Principal Stockholder, as provided above, because the director no longer can or will serve as a director; (vi) cause to be elected to the Board up to five non-employee directors nominated by the Board; and (vii) cause to be elected to the Board one director designated by the New Stockholders (for so long as the New Stockholders collectively beneficially and continuously own at least 2,500,000 shares of Class A Common Stock). The 1999 Stockholders' Agreement further provides that, until December 31, 2001, and subject to certain exceptions, no New Stockholder will sell or otherwise dispose of any equity securities of the Company without the consent of the Board. In addition, the 1999 Stockholders' Agreement provides that if the Company grants any Principal Stockholder the opportunity to register equity securities of the Company under the Securities Act of 1933, the Company will grant all other Principal Stockholders the same opportunity to register their pro rata portion of the Company equity securities owned by them.

         The  foregoing  descriptions  of  the  Investor  Agreement,   the  1997
Stockholders' Agreement, the 1998 Stockholders' Agreement and the 1999 Stockholders' Agreement are qualified in their entirety by reference to the Investor Agreement and 1997 Stockholders' Agreement, which were previously filed as exhibits to this Schedule and are incorporated herein by reference, and the 1999 Stockholders' Agreement and 1998 Stockholders' Agreement, which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

         1. Form of Investor Agreement dated as of April 1, 1996 among the Company, IES Investments, Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod and Mary E. McLeod and certain other stockholders (previously filed with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Form S-1 Registration Statement, as amended, dated June 7, 1996, Registration No. 333-3112 and incorporated by reference herein).

         2. Stockholders' Agreement dated as of June 14, 1997 among the Company, certain shareholders of Consolidated Communications Inc., IES Investments, Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod and Mary E. McLeod and certain other stockholders (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Company's Amendment No. 2 to Form S-4 Registration Statement, as filed on July 25, 1997, Registration No. 333-27647 and incorporated by reference herein).

         3. Stockholders' Agreement dated as of November 18, 1998 among the Company, the former shareholders of Consolidated Communications Inc. and certain permitted transferees of such shareholders, IES Investments, Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin.

         4. Stockholders' Agreement dated as of January 7, 1999 among the Company, the former shareholders of Consolidated Communication Inc. and certain permitted transferees of such shareholders, IES Investments, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, M/C Investors LLC and Media/Communications Partners III Limited Partnership.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                  Date:  March 17, 1999.

                                       INTERSTATE ENERGY
                                         CORPORATION



                                       By:      /s/  Edward M. Gleason
                                                Edward M. Gleason
                                                Vice President-Treasurer and
                                                   Corporate Secretary



                                       ALLIANT INDUSTRIES, INC.



                                       By:      /s/  Edward M. Gleason
                                                Edward M. Gleason
                                                Vice President-Treasurer and
                                                   Corporate Secretary



                                       IES INVESTMENTS INC.



                                       By:      /s/  Edward M. Gleason
                                                Edward M. Gleason
                                                Treasurer and Secretary



                                       INTERSTATE POWER COMPANY



                                       By:      /s/  Edward M. Gleason
                                                Edward M. Gleason
                                                Vice President-Treasurer and
                                                   Corporate Secretary

                                  EXHIBIT INDEX

                         Exhibit

1.       Investor Agreement dated April 1,
         1996                                                            *
2.       Stockholders' Agreement dated
         June 14, 1997                                                   *
3.       Stockholders' Agreement dated                               Exhibit 3
         November 18, 1998
4.       Stockholders' Agreement dated                               Exhibit 4
         January 7, 1999
---------------

*        Incorporated by reference.